Exhibit 99.1

Clearmind Medicine Expends Global IP portfolio with Hong Kong Patent Filing for Novel Psychedelic Compounds; Targets Multi-Billion-Dollar PTSD Therapeutics Market

Vancouver, Canada, July 20, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (“Clearmind”) (Nasdaq: CMND), a clinical-stage biotechnology company pioneering nonhallucinogenic neuroplastogen-derived treatments for Alcohol Use Disorder (“AUD”), addiction, and weight management, today announced the filing of a patent application with the Hong Kong Patent Office for innovative psychedelic compounds targeting the treatment of Post-Traumatic Stress Disorder (“PTSD”) and other mental health disorders.

The Hong Kong patent application forms part of Clearmind’s exclusive worldwide licensing agreement with Yissum Research Development Company of the Hebrew University of Jerusalem (“Yissum”). Under the terms of the licensing agreement, Clearmind holds exclusive global rights to develop, manufacture, and commercialize novel compounds developed at Yissum. Clearmind is responsible for advancing the development program in accordance with regulatory requirements.

According to recent market reports, the global PTSD treatment market is valued at approximately USD 18.5 billion in 2025 and is projected to reach USD 30.2 billion by 2035, growing at a CAGR of 5.0%.

This filing further strengthens Clearmind’s position as an innovator with a rapidly expanding global IP portfolio. Clearmind believes the Asian market- represents a major commercial opportunity, and securing patent protection in Hong Kong provides a strategic gateway for regional market access. This filing enhances Clearmind’s established patent coverage in the United States, Europe, and other key jurisdictions and reinforcing the Company’s long-term value creation strategy.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 32 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com

www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its rapidly expanding global IP portfolio, the expected growth of the global post-traumatic stress disorder (PTSD) treatment market, its belief that the Asian market represents a major commercial opportunity, and securing patent protection in Hong Kong provides a strategic gateway for regional market access and the Company’s long-term value creation strategy. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.